SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Basin Exploration Inc
____________________________________________
(Name of Issuer)

Common stock
____________________________________________
(Title of Class of Securities)

070107107
_________________________
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].  (A fee
is not required only if the filing person:   (1) has a previous statement on
file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 070107107     13G             Page 2 of 5 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        State Street Research & Management Company
        #13-31424135
______________________________________________________________________________
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [  ]
                                                                     (b)  [  ]
______________________________________________________________________________
3.      SEC USE ONLY

______________________________________________________________________________
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is in Boston, MA.
______________________________________________________________________________
                                5.      SOLE VOTING POWER
                                                   0
        NUMBER OF
        SHARES                  6.      SHARED VOTING POWER
      BENEFICIALLY                                -0-
      OWNED BY EACH
        REPORTING               7.      SOLE DISPOSITIVE POWER
      PERSON WITH                                  0

                                8.      SHARED DISPOSITIVE POWER
                                                  -0-
______________________________________________________________________________
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   0
______________________________________________________________________________
10.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
______________________________________________________________________________
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                    0%
______________________________________________________________________________
12.     TYPE OF REPORTING PERSON*
                Investment adviser

                *SEE INSTRUCTIONS BEFORE FILLING OUT

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

SCHEDULE G

 Item 1(a).   Name of Issuer
              Basin Exploration Inc

 Item 1(b).   Address of Issuers Principal Office
              1670 Broadway
              Suite 2800
              Denver, CO  80202-4801

 Item 2(a).   Name of Person Filing
              State Street Research & Management Company

 Item 2(b).   Address of Principal Business Office
              One Financial Center, 30th Floor
              Boston, MA  02111-2690

 Item 2(c).   Citizenship
              Reporting Person is a corporation organized under Delaware laws.
                  Principal office of Reporting Person is Boston, MA

 Item 2(d).   Title of Class of Securities
              Common Stock

 Item 2(e).   CUSIP Number
              070107107

 Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or
                  13d-2(b), check whether the person filing is a:

                (a)  [ ]     Broker or dealer registered under Section 15 of
                               the Act
                (b)  [ ]     Bank as defined in Section 3(a)(6) of the Act
                (c)  [ ]     Insurance Company  registered under
                               Section 3(a)(19) of the Act
                (d)  [ ]     Investment company registered under Section 8 of
                               the Investment Company Act
                (e)  [x]     Investment Adviser registered under Section 203
                               of the Investment Advisers Act of 1940
                (f)  [ ]     Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund:  see
                               Section 240.13d-1(b)(1)(ii)(F)
                (g)  [ ]     Parent Holding Company, in accordance with
                               Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                (h)  [ ]     Group, in accordance with
                               Section 240.13d-1(b)(1)(ii)(H)
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

SCHEDULE G

 Item 4.       Ownership

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)     Amount beneficially owned:      0
               (b)     Percent of Class:               0%
               (c)     Number of shares as to which such person has:

               (i)     sole power to vote or to direct the vote:
                                                       0

               (ii)    shared power to vote or to direct the vote:
                                                      -0-

               (iii)   sole power to dispose or to direct the disposition of:
                                                       0
               (iv)    shared power to dispose or direct the disposition of:
                                                      -0-

               State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.

 Item 5.       Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

  Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

               All foregoing shares are in fact owned by clients of State Street Research & Management Company.

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


SCHEDULE G

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               If a parent holding company has filed this schedule, pursuant to Rule 13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               Inapplicable

 Item 8.       Identification and Classification of Members of the Group.

               If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

               Inapplicable

 Item 9.       Notice of Dissolution of Group

               Inapplicable

 Item 10.      Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

 Signature

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Date:    April 6, 2001

                            Signature:    /s/ Mary T. Lomasney

                           Name/Title:    Mary T. Lomasney
                                          Vice President/Director of Compliance
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